February 20, 2025

Xin Jin
Director and Chief Executive Officer
Antalpha Platform Holding Company
Suntec Tower 2, 9 Temasek Boulevard
#13-01/02/03, Singapore, 038989

       Re: Antalpha Platform Holding Company
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 5, 2025
           CIK No. 0002044255
Dear Xin Jin:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
General

1. We note your response to prior comment 1. As we continue to evaluate your response, please address the following points in your next amendment or response letter, as applicable:
           In an appropriate section of the prospectus, please describe in detail the nature of the "operational support" that your subsidiaries in Hong Kong provide, as referenced in your response.
 February 20, 2025
Page 2

           You state in your response letter that "Mr. Hua is a resident of Hong Kong, Ms.
         Yuan Fang is a Canadian citizen and Ms. Anggun Mulia Fortunata is an Indonesia citizen." Please tell us where Ms. Yuan Fang and Ms. Anggun Mulia Fortunata reside.
       We may have further comments.
Prospectus Summary
Overview, page 1

2. We note your disclosure on page 1 that you have established "unique strategic relationships with Bitmain and Northstar." Please revise your disclosure here to clarify how you built these strategic relationships and discuss your previous arrangement as related entities. Please also disclose in the Prospectus Summary that Mr. Ketuan Zhan, founder of Bitmain, is the settlor and beneficiary of the irrevocable trust that owns Northstar.
Risk Factors
Risks Related to Our Business, page 19

3. We note your response to prior comment 1. We also note your risk factors on pages
       28 and 29 highlighting your dependence on Bitmain and Northstar, which are based in
       China and Hong Kong, respectively. Please expand your disclosure to discuss any legal or operational risks related to your dependence on Bitmain and Northstar in this regard, which appear to be subject to the laws and regulations of China and/or Hong
       Kong.
We rely on business partners and third-party service providers..., page 40

4. We note your disclosure that crypto assets held as collateral are stored with third parties and that you rely on third-party service providers to safeguard such crypto assets. Please revise your disclosure to specify the third parties that hold and safeguard your crypto assets held as collateral.
We deposit certain fund and crypto assets with licensed payment service provider..., page 41

5. We note your disclosure that you currently deposit certain funds and crypto assets that you hold as collateral in accounts maintained at "licensed payment service provider and other financial institutions." Please tell us, with a view to revised disclosure, who the licensed payment service provider(s) and other financial institutions are.
We have limited insurance coverage..., page 42

6. We note your revised disclosure in response to prior comment 13 that "none of the crypto assets held by us as collateral are insured" (emphasis added). Please revise to clarify whether any of the crypto assets held by you are insured (not just crypto assets held as collateral). In this regard, please disclose the types of insurance coverage you carry, if any, including any insurance that you or the third-party custodian with which you transact carries covering crypto assets held on your behalf. February 20, 2025
Page 3
Corporate History and Structure, page 85

7. We note your response to prior comment 15 and re-issue in part. Please disclose the location of the principal executive offices of Antalpha Holding Company, Antalpha
       Technologies Holding Company, and your five subsidiaries, respectively. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Metrics
Total loans outstanding, page 86

8. In an effort to provide investors with a fulsome understanding of your operations, please address the following:
           Disclose the number of mining machine loans, hashrate loans and Bitcoin loans as of the periods presented.
           Tell us and enhance your disclosures whether your borrowers are able to refinance loans and the terms thereof.
           If borrowers are able to refinance loans, disaggregate new loans originated and repayments to separately present refinancing activities.
           Tell us and enhance your disclosures to clarify how an increase in refinancing from supply chain loan customers would result in an increase in new Bitcoin loans as indicated on pages 87 and 88.
           Tell us and enhance your disclosures to clarify the relationship between supply chain loans and bitcoin collateral activity, and Bitcoin loans, if any.
Loan to value of collateral (LTV), page 90

9. You disclose that using the combined collateral of Bitcoin and mining machines pledged to you, the LTV on your supply chain loan portfolio was approximately 54%
       and 62% as of December 31, 2023 and September 30, 2024, respectively. Please revise, if correct, to clarify that the LTV calculated includes consideration of hashrate loans. Otherwise, revise the percentages you disclose to include the hashrate loan balances.
Liquidity and Capital Resources, page 98

10. We note your response to prior comment 20 and your enhanced disclosures. Please enhance your disclosure to clarify how settling the substantial majority of your revenues and funding costs in crypto assets impacts your cash and cash equivalents and working capital requirements.
Cash Flows, page 99

11. We note your response to prior comment 22 and revised disclosures. However, the uses of and drivers of your cash flows remains unclear from your disclosures. For example, your disclosures reflect a trend of cash "used" for operating activities as a result of settlement of revenues, offset by funding costs, in crypto assets. Please revise your disclosure to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods, the impact to future trends and expected cash needs to provide a sufficient basis to understand changes in cash between periods as well as future cash requirements and resources. Please also disclose in your
 February 20, 2025
Page 4

       supplemental schedule of non-cash activities, operating expenses settled in crypto assets. Refer to Item 5.B of Form 20-F and Sections 1.B. and IV.B. of Release No. 33-
       8350 and Release No. 33-10890 for guidance.
Quantitative and Qualitative Disclosures about Market Risk, page 104

12. We note your response to prior comment 24 and your enhanced disclosures. In your interest rate risk discussion, please clarify if true, that a 100 basis point increase or decrease in the USD benchmark interest rate would result in a corresponding increase or decrease in operating income of approximately $1.2 million, $0.5 million, and $3.2 million for the year ended December 31, 2023, and the nine months ended September
       30, 2023, and September 30, 2024, respectively. In this regard, we note that your current disclosure does not indicate the direction of the impact on your operating income.
Business
Northstar, page 113

13.    We note your revised disclosure on page 113 in response to prior comment
26. Please
       further clarify your role in the loan process with respect to machine loans and hashrate loans, including whether Northstar is a party to the loan agreements with customers,
       Northstar's rights with respect to defaults on loans, whether you receive the principal and interest payments on loans, whether you take possession of secured Bitcoin, and if so, your custody arrangements with respect to the Bitcoin and how long it remains in your possession, and any remedies the company may have against Northstar if the collateral cannot be returned.
14.    We note your revised disclosure on page 113 in response to prior comment
31. We
       also note your response that since you are no longer affiliated with Northstar, you are not in a position to definitively comment on Northstar's activities beyond its relationship with you. However, since Northstar has "historically provided almost all of the funding for the loans [you] originated," please provide more detailed information regarding Northstar's business operations, including in the Prospectus
       Summary, to the extent information is reasonably available. In particular, please clarify in the Prospectus Summary whether Northstar is a bank, other financial institution or other entity.
Commercial Framework Agreement, page 113

15. Please revise your disclosure to address whether, prior to the 2024 Reorganization, the company was subject to the laws of Hong Kong or China and whether it will be liable for any actions taken during the time that it was a sister company to Northstar. Please disclose any indemnification obligations pursuant to the Commercial Framework
       Agreement and update your risk factors as appropriate.
Cobo, page 114

16. Refer to your response and revised disclosure to prior comment 32. Please address the following points in your next amendment or response letter, as applicable:
           You disclose that you may terminate the framework agreement with Cobo upon
 February 20, 2025
Page 5

           the occurrence of certain triggering events. Please revise to also disclose under what circumstances this agreement may be terminated by Cobo, if applicable.
             We note your response to our request to file the framework agreement as an exhibit to your registration statement. You state that the framework agreement is not a contract upon which the Company is substantially dependent for purposes of Item 601(b)(10)(ii)(B), as the Company would be able to provide its services to
           customers in the absence of the Cobo agreement.    Please provide us
with a more
           detailed analysis to support how you determined that your business is not substantially dependent on the agreement. In this regard, we note that Cobo appears to serve as the third-party custodian for all of your crypto assets, including collateralized crypto assets for your loans, and your risk factor disclosure on page 40 regarding your reliance upon third parties to safeguard your crypto assets. Also, please explain in greater detail how you would be able to provide your services to customers in absence of this agreement, as your response indicates.
17. Please expand your disclosure regarding the Cobo framework agreement to address the following points:
           Disclose how the private keys are held and identify the parties who have access to the private key information.
           Briefly explain how the MPC technology provided by Cobo functions. Disclose what security precautions the custodian is required to undertake and
           what inspection rights you have.
           Disclose whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by the custodian.
Crypto Assets in Our Business, page 121

18. We note your response to prior comment 35. Please clarify whether you have ever exchanged crypto assets or fiat currency through a cryptocurrency exchange. To the extent you have, please discuss the methodology used to calculate the conversion of crypto assets to USD or other fiat currency in your lending process. If you are party to an agreement with a cryptocurrency exchange, please disclose the material terms of such agreement. Further, please clarify any extent to which Northstar has handled such exchanges on your behalf, as applicable.
Combined and Consolidated Financial Statements, page F-1

19.    We note you restated your 2023 audited Combined and Consolidated
Statements of
       Cash Flows, supplemental schedule of non-cash activities and crypto asset activities in
       Note 6. Crypto assets held. Please note that in doing so you should obtain an updated audit opinion that should reference a restatement footnote in accordance with paragraph 12 of AU Section 420, label all restated activity as "restated" and include a footnote describing the restatement in accordance with the requirements beginning at
       ASC 250-10-50-07. Further, all related activity within the registration statement should be labeled as "restated."
 February 20, 2025
Page 6
Combined and Consolidated Balance Sheets, page F-3

20. We note your response to prior comment 38. Please tell us whether you intend to recharacterize the net parent investment as additional paid-in capital when you provide your financial statements for the year ended December 31, 2024 and whether you will then retroactively present additional paid-in capital on your December 31,
      2023 balance sheet given that the historical period covered by your financial statements will then reflect the completion of your 2024 Reorganization. If not, tell us why not and explain why separate presentation of net parent investment from the eventual additional paid-in capital from your contemplated offering is meaningful to investors on a go-forward basis. In your response, clarify whether capital in excess of par contributed by your parent has any significance compared to such capital contributed by future investors.
Combined and Consolidated Statements of Cash Flows, page F-6

21. Please tell us your basis for classifying loan activities as operating and not investing cash flows, including how you considered the guidance in ASC 230-10-45, paragraphs 12 and 13.
Notes to Combined and Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Allowance for expected credit loss, page F-14

22. We note your response and revised disclosure related to prior comment 40 and your disclosure that you apply the collateral maintenance provision practical expedient in assessing your allowance for expected credit losses. ASC 326-20-35-6 requires a reasonable expectation that the borrower will continue to replenish collateral if it falls below the contractual maintenance level. Please tell us, and revise your disclosure as necessary, how your policy complies with the requirement in ASC 326-20-35-6 in order to apply the practical expedient. In your response, specifically tell us:
          The range and typical LTV contractual amount triggering additional collateral. In this regard, we note your disclosure that for hashrate loans and bundled loans you can suspend future lending if LTV ranges from 60% to 80%, but you do not indicate when you require additional collateral.
          How you reasonably expect the borrower to replenish collateral when you merely
          "may consider expected incremental mining rewards and market conditions in whether additional collateral is necessary," when LTV approaches
100%.
Revenue Recognition
Technology platform fee, page F-18

23. In your response to comment 47 you indicate that Northstar's loans and your technology platform fees are denominated in USD. Although you also indicate that you disclose this information on page F-19, we note only disclosure that your technology platform fees are denominated in USD. Please address the following:
          Revise your disclosure throughout your filing to disclose that Northstar's bitcoin loans are denominated in USD consistent with your response and clarify how these loans are made. In this regard, it is unclear whether Northstar loans USD
 February 20, 2025
Page 7

           and the borrower is obligated to purchase bitcoin with the loan proceeds or whether Northstar actually loans bitcoin.
             If Northstar loans bitcoin, tell us how these loans are denominated in USD and revise your disclosure associated with the tables on pages 7, 87, 88, 115 and 116 to indicate how the dollar values of bitcoin loans were calculated (i.e., whether they reflect period end or loan origination fair values of bitcoin) and how any changes in the fair value of bitcoin impacts your technology platform fees.
             If Northstar loans are denominated in USD, tell us whether its loans are financial instruments and your consideration for accounting for your technology platform fees under the guidance in ASC 860-50 for the servicing of financial assets and liabilities.
Note 8. Loan receivables and crypto asset collateral payable to customer, page F-25

24. We note your response to prior comment 42 and your added disclosure on page F-25 in Note 7. Accounts receivable, net. To clearly inform investors of the credit quality of your loan receivables consistent with your response, please revise to provide this added disclosure in Note 8. Loan receivables and crypto asset collateral payable to customers.
        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Brian V. Breheny, Esq.